Exhibit 12

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Nine Months Ended September 30,		For the Years Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(in millions)
Earnings:
Income (loss) from continuing operations before income taxes	$(2,365)	$(2,498)	$(3,494)	$(4,060)	$(29,775)	$1,483	$1,291
Equity in losses (income) of unconsolidated investments	848	572	803	64	3	6	(107)
Fixed charges	1,579	1,527	2,047	2,094	2,213	2,242	1,742
Interest capitalized	(10)	(8)	(12)	(123)	(127)	(113)	(53)
Amortization of interest capitalized	64	61	85	80	72	107	98

Earnings (loss), as adjusted	116	(346)	(571)	(1,945)	(27,614)	3,725	2,971

Fixed charges:
Interest expense, gross	1,114	1,081	1,450	1,362	1,433	1,533	1,294
Interest capitalized	10	8	12	123	127	113	53
Portion of rentals representative of interest	455	438	585	609	653	596	395

Fixed charges	1,579	1,527	2,047	2,094	2,213	2,242	1,742

Preferred stock dividends paid	0	0	0	0	0	3	11
Total fixed charges	1,579	1,527	2,047	2,094	2,213	2,242	1,742

Total fixed charges and preferred stock dividends	1,579	1,527	2,047	2,094	2,213	2,245	1,753

Ratio of combined earnings to fixed charges and preferred stock dividends	— (1)	— (2)	— (3)	— (4)	— (5)	1.66	1.69

(1)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $1.5 billion at September 30, 2010.
(2)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $1.9 billion at September 30, 2009.
(3)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $2.6 billion in 2009.
(4)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $4.0 billion in 2008.
(5)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $29.8 billion in 2007.